for over 2,000 customers worldwide

Report to Shareholders

DATAMIRROR QUARTERLY REPORT
1st Quarter Ended April 30, 2005

REPORT TO SHAREHOLDERS

Operations Review

Revenue for the quarter ended April 30, 2005, (“Q1 fiscal 2006”) was $10,750,000 compared to $9,845,000 for the quarter ended April 30, 2004 (“Q1 fiscal 2005”), an increase of 9.2%. The GAAP net income for Q1 fiscal 2006 was $800,000 or $0.08 per basic and fully-diluted share compared to a net loss of ($620,000) or ($0.05) per share for Q1 fiscal 2005. Cash flow from operations for Q1 fiscal 2006 was $4,321,000 or $0.45 per share up significantly from $1,495,000 or $0.13 per share in Q1 fiscal 2005. Cash, cash equivalents and short-term investments stood at $33,320,000 or $3.89 per common share outstanding at the end of the quarter.

The overall gross margin for Q1 fiscal 2006 was 80.2%, as compared to 73.6% for Q1 fiscal 2005. Gross margin on maintenance and services was 65.6% in Q1 fiscal 2006, as compared to 58.5% in Q1 fiscal 2005. Total costs, including costs of revenue, were $9,520,000 for Q1 fiscal 2006, down by 12.5% from $10,886,000 in Q1 fiscal 2005. Total headcount was 217 at April 30, 2005 down significantly from 296 at April 30, 2004 and down slightly from 232 at the end of the previous quarter.

Management’s Comments

“DataMirror delivered a record first quarter, with good license revenue growth, great cash flow and improved earnings, based on the building momentum of our solutions”, Nigel Stokes, DataMirror CEO commented. “Our refocused effort on partnering with clients to deliver innovative business solutions that continuously transform data into information is beginning to show results. More than 2,000 clients are releasing new business potential and gaining tangible competitive advantage with DataMirror. In today’s economy the best companies compete and win in real-time.”

“Business visibility for DataMirror is improving,” continued Mr. Stokes. “We finished the first quarter with increased demand that we expect to continue both in the second quarter and throughout fiscal 2006. I am proud of the integrity, passion and innovation of the DataMirror team and thank all of them for their focused commitment to the success of DataMirror.”

DataMirror 1st Quarter Report 2005

Outlook
Management offers the following outlook for the full fiscal year, ending January 31st, 2006 and for the second quarter ending July 31st, 2005:

•	For the 2006 fiscal year, the Company expects revenue to grow 10-14% and be in the range of $45.0 to $47.0 million with GAAP, diluted, net income in the range of $0.33 to $0.37 per share.

•
In the second quarter of fiscal 2006, the Company expects revenue to grow year over year by 10-16% and be in the range of $10.8 to $11.3 million with GAAP, diluted, net income in the range of $0.09 to U.S. $0.12 per share.

These estimates assume a tax rate of 45 percent and include the expensing of stock options.

Nigel Stokes	Peter Cauley
Chairman, President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

Discussion & Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) comments on the consolidated operations, performance and financial condition of DataMirror Corporation (together with its subsidiaries “DataMirror” or the “Company”) for the three months ended April 30, 2005 and April 30, 2004 (“Q1 fiscal 2006” and “Q1 fiscal 2005” respectively).

The date of this MD&A is May 25, 2005, and it should be read in conjunction with the unaudited consolidated financial statements of the Company and the related notes thereto for the period ended April 30, 2005 that appear elsewhere in this Quarterly Report to Shareholders. You should also read this MD&A in conjunction with our annual audited consolidated financial statements, the related notes thereto and the related MD&A for the year ended January 31, 2005 contained in our 2005 Annual Report. The Company adopted the U.S. dollar as its reporting currency effective February 1, 2005. All amounts in this MD&A are stated in U.S. dollars, unless otherwise indicated.

The financial information set forth in this MD&A has been derived from the unaudited consolidated financial statements of DataMirror prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in all material respects in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), except as disclosed in note 20 of the audited consolidated financial statements for the year ended January 31, 2005.

Forward-Looking Statements

Forward-looking statements in this MD&A, including statements regarding the Company’s business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations and policies of Canadian securities regulatory authorities. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements contain information that is forward looking and reflect the current views of DataMirror Corporation with respect to future events and are subject to certain risks, uncertainties and assumptions. Numerous factors affect the Company’s operating results and could cause the Company’s actual results to differ materially from the results indicated by this MD&A or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company’s software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in

DataMirror 1st Quarter Report 2005

the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission, the Ontario Securities Commission, other Canadian securities commissions and other regulatory authorities.

Unless otherwise specified in this MD&A, the Company’s outlook, as provided in its fiscal 2005 annual MD&A dated March 24, 2005, remains unchanged.

About DataMirror
DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software. DataMirror is headquartered in Markham, Canada and has offices around the globe.

Critical Accounting Policies and Estimates
The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 20 of the audited consolidated financial statements for the year ended January 31, 2005. The preparation of the Company’s consolidated financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investment tax credits, investments, intangibles, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

Discussion & Analysis

The Company believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. The Company’s revenues are generated from the sale of software licences, software maintenance and support fees and services. Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2”, issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers’ financial condition and if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investment Tax Credits. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. The amount of investment tax credits recorded represents management’s best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangibles. The Company has intangibles related to acquired technology and customer lists and trademarks. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgments. In assessing the recoverability of these intangibles, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record

DataMirror 1st Quarter Report 2005

impairment charges for these assets not previously recorded. In the quarter ended April 30, 2005, the Company did not record an impairment charge related to intangibles.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In the quarter ended April 30, 2005, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company’s future tax assets is principally dependent upon its achievement of projected future taxable income. The Company’s judgments regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is considered or estimated to be more likely to be realized. While the Company has considered projected future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be more likely than not to be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its future tax assets, an adjustment to the future tax assets would reduce income in the period such a determination were made.

Results of Operations

Revenue for Q1 fiscal 2006 was $10,750,000 compared to $9,845,000 in Q1 fiscal 2005, an increase of 9.2%. The GAAP net income for Q1 fiscal 2006 was $800,000 or $0.08 per basic and fully-diluted share compared to a net loss of ($620,000) or ($0.05) per basic and fully-diluted share for Q1 fiscal 2005. Cash flow from operations for Q1 fiscal 2006 was $4,321,000 or $0.45 per share up significantly from $1,495,000 or $0.13 per share in Q1 fiscal 2005. Cash, cash equivalents and short-term investments stood at $33,320,000 or $3.89 per common share outstanding at the end of the quarter.

The overall gross margin for Q1 fiscal 2006 was 80.2%, as compared to 73.6% for Q1 fiscal 2005. Gross margin on maintenance and services was 65.6% in Q1 fiscal 2006, as compared to 58.5% in Q1 fiscal 2005. Total costs, including costs of revenue, were $9,520,000 for Q1 fiscal 2006, down by 12.5% from $10,886,000 in Q1 fiscal 2005. Total headcount was 217 at April 30, 2005 down significantly from 296 at April 30, 2004 and down slightly from 232 at the end of the previous quarter.

Discussion & Analysis

Revenue

Licence. Licence revenue in Q1 fiscal 2006 was $4,683,000 compared to $3,681,000 in Q1 fiscal 2005, an increase of 27.2%. The increase in licence revenue is attributable to several factors including increased revenue from the Company’s PointBase products and strong repeat revenue from the Company’s customer base on products such as Transformation Server and LiveAudit.

Maintenance. Maintenance revenue in Q1 fiscal 2006 was $5,336,000 compared to $5,052,000 in Q1 fiscal 2005, an increase of 5.6%. This increase was a result of maintenance revenue generated by additional licence sales since the end of Q1 fiscal 2005 and the renewal of maintenance and support contracts for licence sales completed in prior periods.

Services. Services revenue in Q1 fiscal 2006 was $731,000 compared to $1,112,000 in Q1 fiscal 2005, a decrease of 34.3%. This decrease was primarily due to decreased revenue from consulting services for the Company’s Pervasive Gateway software.

Cost of Revenue

Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For Q1 fiscal 2006, costs of licence revenue were $45,000 (1.0% of licence revenue) relatively unchanged from $47,000 (1.3% of licence revenue) for Q1 fiscal 2005.

Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For Q1 fiscal 2006, costs of maintenance and service revenue were $2,088,000 (34.4% of maintenance and service revenue) down significantly from $2,556,000 (41.5% of maintenance and service revenue) for Q1 fiscal 2005. The main cause for the increase in the gross margin on maintenance and service revenue is headcount decreases in this area due to the consolidation of the Company’s Canadian and European customer support organizations.

Operating Expenses

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For Q1 fiscal 2006, these expenses totalled $3,096,000 (28.8% of revenue) down significantly from $4,087,000 (41.5% of revenue) for Q1 fiscal 2005. The decrease is due primarily to the effect of decreased headcount in this area and a decrease in web-based marketing activities. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $1,984,000 (18.5% of revenue) for Q1 fiscal 2006 down slightly from $2,033,000 (20.7% of revenue) for Q1 fiscal 2005, due to a decrease in headcount in research and development.

DataMirror 1st Quarter Report 2005

General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For Q1 fiscal 2006, general and administration expenses were $1,847,000 (17.2% of revenue) up significantly from $1,484,000 (15.1% of revenue) for Q1 fiscal 2005. The increase is due mainly to increased governance and compliance costs.

Stock-based Compensation. For Q1 fiscal 2006, the expense for stock-based compensation was $56,000 compared to $84,000 in Q1 fiscal 2005. This decrease is largely due to the effect of options which have expired since Q1 fiscal 2005, somewhat offset by the expense associated with new issuances since that time.

Amortization of Intangibles. For Q1 fiscal 2006, amortization of intangibles was $404,000 compared to $595,000 for Q1 fiscal 2005, with the decrease being due to certain technologies becoming fully-amortized since Q1 fiscal 2005.

Investment Income, Net
Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In Q1 fiscal 2006, net investment income was $220,000 compared to $140,000 in Q1 fiscal 2005. This increase is primarily due to receiving higher interest rates on invested cash and having higher invested cash balances prior to completing the substantial issuer bid on March 24, 2005.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and bankers acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently our future investment income may fall short of expectations due to changes in short-term interest rates.

Income Tax Expense (Recovery)
During Q1 fiscal 2006, the Company recorded an income tax expense of $650,000 as compared to a recovery of $281,000 in Q1 fiscal 2005.

The combined basic Canadian federal and provincial tax rate used in determining the income tax expense for the three months ended April 30, 2005 was 36.6% consistent with the rate in effect for the same period the previous fiscal year. The income tax expense (recovery) is different than that obtained by applying this rate to the income (loss) before income taxes due to a combination of factors including: a portion of the amortization of intangibles being non-deductible for tax purposes, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

Discussion & Analysis

Acquisitions and Investments
On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase in a cash transaction valued at approximately $2,500,000 at closing, with certain additional amounts which would have become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. The term during which the contingent consideration could have become payable expired in December 2004 with no additional payments becoming due.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

Liquidity and Capital Resources
Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $6,865,000, and in September 1997 raised net proceeds of $11,247,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $23,513,000 through the issuance of 1,305,000 common shares.

As at April 30, 2005, the Company had cash, cash equivalents and short-term investments of $33,320,000, as compared to $31,982,000 at the end of Q1 fiscal 2005 and $46,394,000 at January 31, 2005. The decrease in cash, cash equivalents and short-term investments during the quarter was primarily due to funds used in the Company’s substantial issuer bid, offset by a significant increase in cash flow from operations. For Q1 fiscal 2006, cash flow from operations was $4,321,000, a significant increase from $1,495,000 in Q1 fiscal 2005 due to the increased level of profitability in the quarter and a reduction of days sales outstanding in accounts receivable to 37 days at quarter’s end from 65 days at January 31, 2005. During Q1 fiscal 2006, capital expenditures of $213,000 ($219,000 in Q1 fiscal 2005) were financed internally and none (none in Q1 fiscal 2005) were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company’s head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. During the Q1 fiscal 2006 the Company used $16,928,000 ($305,000 in Q1 fiscal 2005) in cash to repurchase 2,002,039 (25,100 in Q1 fiscal 2005) of its common shares under a substantial issuer bid and raised an additional $10,000 ($489,000 in Q1 fiscal 2005) through the issuance of common shares pursuant to the Company’s stock option plans.

DataMirror 1st Quarter Report 2005

The Company has available short-term bank credit facilities amounting to approximately $2,670,000. As at April 30, 2005, there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company’s short-term financial requirements with the exception of acquisition related cash requirements. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

New Accounting Recommendations
As permitted by Statement 123 “Accounting for Stock-Based Compensation”, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee options under U.S. GAAP. In December 2004, an amended Statement 123 “Share-Based Payment” [“Statement 123(R)”] was issued, which requires all share-based payments to employees to be recognized in the income statement based on their fair value.

The Company expects to adopt Statement 123(R) for U.S. GAAP purposes on August 1, 2005. While Statement 123(R) requires, on a prospective basis, the recognition of compensation cost for all employee awards that are outstanding and unvested on the effective date, the Company is permitted to choose whether it restates prior periods. The Company is currently reviewing theses alternatives and has not yet determined the methodology for implementation. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

Risks and Uncertainties
The primary risks and uncertainties that affect or may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s latest Annual Information Form and its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2005 contained in the Company’s 2005 Annual Report to Shareholders, and all of such risks and uncertainties are incorporated herein by reference.

Financials

DataMirror Corporation

Interim Consolidated Financial Statements
Three months ended April 30, 2005 and 2004 - Unaudited

NOTICE TO READER
The attached consolidated financial statements have been prepared by management of DataMirror Corporation. The consolidated financial statements for the three month period ended April 30, 2005 and 2004 have not been reviewed by the auditor of DataMirror Corporation.

DataMirror 1st Quarter Report 2005

CONSOLIDATED BALANCE SHEETS
[in thousands of US$ - unaudited]

	April 30,	Jan. 31,
	2005	2004
	$	$
ASSETS Current assets Cash and cash equivalents	33,320	7,687
Short-term investments	0	38,707
Accounts receivable	4,402	8,055
Prepaid expenses	1,406	1,328
Future income taxes	2,248	2,426
	41,376	58,203
Capital assets	2,699	2,754
Future income taxes	84	0
Intangibles	1,911	2,344
Goodwill	4,112	4,180
	50,182	67,481
LIABILITIES Current liabilities Accounts payable and accrued liabilities	2,901	2,989
Deferred revenue	16,746	17,838
Income taxes payable	958	750
	20,605	21,577
Future income taxes	0	83
	20,605	21,660
SHAREHOLDERS’ EQUITY Share capital Common shares ( April 30, 2005 - 8,555,732 January 31, 2005 - 10,555,966)	32,854	42,250
Deficit	(9,675)	(2,953)
Contributed surplus	932	876
Cumulative translation adjustment	5,466	5,648
	29,577	45,821
	50,182	67,481

On behalf of the Board:

Nigel Stokes Director
Donald Lenz Director

Financials

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
[in thousands of US$, except per share data - unaudited]

Three Months Ended April 30,	2005 $	2004 $
Revenue Licence Maintenance Services	4,683 5,336 731	3,681 5,052 1,112
	10,750	9,845
Cost of revenue
Licence Maintenance and services	45 2,088	47 2,556
	2,133	2,603
Gross margin	8,617	7,242
Operating Expenses
Selling and marketing Research and development General and administration Stock-based compensation Amortization of intangibles	3,096 1,984 1,847 56 404	4,087 2,033 1,484 84 595
	7,387	8,283
Operating income (loss) Investment income, net	1,230 220	(1,041) 140
Income (loss) before income taxes Income tax expense (recovery)	1,450 650	(901 (281	) )
Net income (loss)	800	(620)
Earnings (loss) per share Basic Fully diluted	0.08 0.08	(0.05 (0.05	) )
Weighted average number of shares outstanding (000’s) Basic Fully diluted	9,702 9,756	11,372 11,372

DataMirror 1st Quarter Report 2005

CONSOLIDATED STATEMENTS OF CASH FLOWS
[in thousands of US$, except per share data - unaudited]

Three Months Ended April 30,	2005	2004
	$	$
Cash provided by (used in) Operating activities Net income (loss)	800	(620)
Add (deduct) items not affecting cash: Amortization of capital assets	223	217
Amortization of intangibles	404	595
Stock-based compensation	56	84
Future income taxes	(28)	(134)
Investment tax credits	0	(46)
	1,455	96
Changes in non-cash working capital balances	2,866	1,399
	4,321	1,495
Investing activities Capital asset additions	(213)	(219)
Sale of short-term investments	38,749	24,447
Investment in Idion	0	(72)
	38,536	24,156
Financing activities Capital lease payments	0	(14)
Issuance of share capital	10	489
Repurchase of share capital	(16,928)	(305)
	(16,918)	170
Effect of exchange rate changes on cash and cash equivalents	(306)	(848)
Increase in cash and cash equivalents	25,633	24,973
Cash and cash equivalents Beginning of period	7,687	7,009
End of period	33,320	31,982

Financials

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Tabular amounts in thousands of U.S. dollars]
As at and for the three months ended April 30, 2005 (unaudited)

1. BASIS OF PRESENTATION
The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars [note 2] in accordance with Canadian generally accepted accounting principles, consistent with those used and described in the Company’s audited consolidated financial statements and notes as at and for the year ended January 31, 2005, except for the change in the Company’s reporting currency from Canadian to U.S. dollars effective February 1, 2005 described as discussed in note 2. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended January 31, 2005.

2. CHANGE IN REPORTING CURRENCY
Effective February 1, 2005, the Company adopted the U.S. dollar as its reporting currency, but has retained the Canadian dollar as its functional currency. Management believes that reporting in U.S. dollars will improve the comparability of the Company’s financial position and results of operations with others in its industry.

In accordance with Canadian generally accepted accounting principles, the Company uses the current rate method to translate all amounts presented to U.S. dollars. Under the current rate method, all assets and liabilities of the Company’s operations having a functional currency other than U.S. dollars are translated to U.S. dollars using exchange rates in effect at the end of the reporting period, revenues, expenses and cash flows are translated at the average rates during the reporting period and any associated translation gains or losses are recorded as a separate component of shareholders’ equity. All comparative figures presented have been translated using the same method.

For the period ended April 30, 2005, revenues, expenses and cash flows have been translated to U.S. dollars at the average rate of .8126 [2004 - .7500] and the assets and liabilities were translated at the period-end rate of .7946 [January 31, 2005 - .8078].

3. SEGMENTED INFORMATION
The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company’s Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies in the Company’s audited consolidated financial statements for and as at the year ended January 31, 2005. The Company accounts for intersegment sales at fair value.

DataMirror 1st Quarter Report 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Tabular amounts in thousands of U.S. dollars]
As at and for the three months ended April 30, 2005 (unaudited)

The Company’s reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following table presents certain information with respect to the reportable segments described above:

Three Months Ended April 30,	2005 $	2004 $
Revenue North American customers Intersegment	7,591 943	6,260 833
	8,534	7,093
European customers Elimination of intersegment revenue	3,159 (943)	3,585 (833)
	10,750	9,845
Operating income (loss) North America Europe	1,236 (6)	(1,080) 39
	1,230	(1,041)
Amortization North America Europe	593 34	768 44
	627	812
Capital asset additions North America Europe	192 21	202 17
	213	219

Financials

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Tabular amounts in thousands of U.S. dollars]
As at and for the three months ended April 30, 2005 (unaudited)

As at April 30,	2005 $	2004 $
Identifiable assets
North America	35,577	45,587
Europe	8,582	6,767
	44,159	52,354
Intangibles	1,911	3,692
Goodwill	4,112	3,775

	50,182	59,821

Summaries of revenue, segmented according to the customers’ country of residence, and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:

Three Months Ended April 30,	2005 $	2004 $
Revenue Canada	569	625
United States	6,478	5,143
United Kingdom	1,428	1,561
Germany	818	907
Other	1,457	1,609
	10,750	9,845

As at April 30,	2005 $	2004 $
Capital assets, intangibles and goodwill
Canada	6,230	7,895
Germany	2,162	1,980
Other	330	400

	8,722	10,275

About DataMirror

For more information, visit www.datamirror.com.

DataMirror®

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